UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On May 15, 2026, the Compensation Committee and the Board of Directors of Sagtec Global Limited (the “Company”) approved the issuance of restricted Class A ordinary shares to the following individuals as supplemental equity compensation for their continued service to the Company during the 2026 financial year. The fair value per share was determined based on the closing market price of the Company’s Class A Ordinary Shares on the Nasdaq Stock Market on May 15, 2026, being USD 0.934 per share:

(i)	415,000 restricted Class A ordinary shares to Ng Chen Lok, Chief Executive Officer, valued at approximately USD 387,609 (RM1,531,520), subject to a six-month restriction period from the date of issuance;

(ii)	15,000 restricted Class A ordinary shares to Zuria Hajar binti Mohd Adnan, Chief Financial Officer, valued at approximately USD 14,001 (RM55,360), subject to a six-month restriction period from the date of issuance;

(iii)	50,000 restricted Class A ordinary shares to Tan Kim Chuan, Chief Technology Officer, valued at approximately USD 46,700 (RM184,520), subject to a six-month restriction period from the date of issuance.

On May 1, 2026, the Company entered into supplemental equity compensation agreements (the “Supplemental Agreements”) with each of the above individuals to formally effect the grant of the respective Class A ordinary shares, with a grant date of May 15, 2026. The shares vest on the grant date, subject to continued service with the Company. The shares are subject to transfer restrictions in accordance with applicable securities laws and the Company’s governing documents. Upon completion of the share issuance described above, the Company has 19,050,000 Class A ordinary shares issued and outstanding as of the date hereof.

The Supplemental Agreements are filed as Exhibits 99.1, 99.2, and 99.3 to this Report on Form 6-K and are incorporated herein by reference.

EXHIBITS

Exhibit 99.1 –	Supplemental Equity Compensation Agreement, dated May 1, 2026, between the Company and Ng Chen Lok

Exhibit 99.2 –	Supplemental Equity Compensation Agreement, dated May 1, 2026, between the Company and Zuria Hajar binti Mohd Adnan

Exhibit 99.3 –	Supplemental Equity Compensation Agreement, dated May 1, 2026, between the Company and Tan Kim Chuan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: June 12, 2026

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